Filed by Ritter Pharmaceuticals, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Ritter Pharmaceuticals, Inc. (SEC File No. 001-37428)

Commission File No. for the Related Registration Statement: 333-236235

The following letter was sent to stockholders of Ritter Pharmaceuticals, Inc. on or about May 8, 2020.

FINAL REMINDER – LAST DAY TO VOTE: MAY 14, 2020

TIME IS RUNNING OUT – WE NEED YOUR VOTE NOW!

Dear Ritter Pharmaceuticals, Inc. Stockholder,

You are receiving this letter because you held shares of Ritter Pharmaceuticals, Inc as of the close of business on March 26, 2020, the record date for the Special Meeting and are eligible to vote (even if you have subsequently sold your shares).

We are pleased to announce that both Institutional Shareholder Services (ISS) and Glass Lewis, two leading independent proxy advisory firms have recommended that shareholders vote in favor of the merger and all proposals on the ballot, including the reverse stock split.

The merger CANNOT be consummated without the approval of EACH of the proposals being voted on at the Special Meeting by shareholders, including approval of the proposed reverse stock split. The reverse stock split is necessary to ensure that the combined company meets Nasdaq’s initial listing minimum bid price requirement, so that it may be listed on Nasdaq following the merger and is a condition to the closing of the merger.

Read the entire joint proxy and consent solicitation statement/prospectus and other materials on our website: www.ritterpharmaceuticals.com/prospectus

Sincerely,

Andrew J. Ritter
Chief Executive Officer
Ritter Pharmaceuticals, Inc.

Important Additional Information About the Proposed Merger

This communication is being made in respect of the proposed merger involving Ritter Pharmaceuticals, Inc. and Qualigen, Inc. Ritter filed a registration statement on Form S-4 (File No. 333-23635) with the SEC. The Registration Statement on Form S-4 was declared effective on April 9, 2020. The final joint proxy and consent solicitation statement/prospectus was filed with the SEC on April 9, 2020 and was first sent to the stockholders of Ritter and Qualigen on or about April 9, 2020. The final joint proxy and consent solicitation statement/prospectus contains important information about Ritter, Qualigen, the proposed merger and related matters. STOCKHOLDERS ARE URGED TO READ THE FINAL JOINT PROXY AND CONSENT SOLICITATION STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY, AS THEY CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING A DECISION ABOUT THE MERGER AND RELATED MATTERS. In addition to receiving the final joint proxy and consent solicitation statement/prospectus and proxy card or voting instruction form by mail, stockholders will also be able to obtain the final joint proxy and consent solicitation statement/prospectus, as well as other filings containing information about Ritter, without charge, from the SEC’s website (http://www.sec.gov) or, without charge, by directing a written request to: Ritter Pharmaceuticals, Inc., 1880 Century Park East, Suite 1000, Los Angeles, CA 90067, Attention: Corporate Secretary.

No Offer or Solicitation

This communication shall not constitute an offer to sell, the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Ritter Pharmaceuticals, and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Ritter Pharmaceuticals in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the proposed merger has been included in the joint proxy and consent solicitation statement/prospectus. Additional information about Ritter Pharmaceuticals’ directors and executive officers is included in Ritter Pharmaceuticals’ definitive proxy statement, filed with the SEC on April 26, 2019. These documents are available free of charge at the SEC website (www.sec.gov) and from the Corporate Secretary of Ritter Pharmaceuticals at the address above.